J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024
August 19, 2011
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10022
Attention: Roy Katzovicz
Gentlemen:
          This letter constitutes the agreement (this “Agreement”) between J. C. Penney Company, Inc. (the “Company”), on the one hand, and Pershing Square Capital Management, L.P. (“Pershing Square”), in its capacity as investment advisor to certain funds and on behalf of its controlled affiliates (such funds and affiliates, together with Pershing Square in such capacity, collectively, the “Stockholders”), on the other hand, with respect to the matters set forth below.
1.	The Company and the Stockholders entered into an agreement dated as of February 24, 2011 (the “February 24 Letter Agreement”) which contains certain transfer and voting restrictions applicable to the Stockholders relating to shares of Common Stock of the Company owned by the Stockholders. The parties hereto agree that the February 24 Letter Agreement is hereby terminated and shall be of no further force or effect.

2.	The Company has entered into a certain Stockholder Protection Rights Agreement, dated as of October 15, 2010, between the Company and Mellon Investor Services, LLC (operating with the service name BNY Mellon Shareowner Services), a New Jersey limited liability company, as Rights Agent (the “Rights Agreement”). The Company represents and warrants that it has acted to amend the Rights Agreement in the form attached hereto as Exhibit A (the “Rights Agreement Amendment”), subject only to the execution of this Agreement. The Company shall execute and forward the Rights Agreement Amendment to the rights agent for execution promptly (and in any event within two business days) following the date hereof. The Company agrees not to amend or modify the Rights Agreement or enter into a new stockholder rights or similar agreement in either case in any manner inconsistent with this Agreement or the Rights Agreement Amendment. The Company represents and warrants that as amended by the Rights Agreement Amendment, the Rights Agreement will not prohibit, impair or frustrate the ability of the Stockholders to acquire a Synthetic Long Position such that, after effecting such Synthetic Long Position, the Stockholders would have, in aggregate, economic exposure (together with shares of Common Stock currently beneficially owned by the Stockholders) to the equivalent of up to 26.1% of the shares of Common Stock outstanding.

3.	On a Schedule 13D/A filed on February 25, 2011 (the “February 25 Amendment”), the Stockholders reported that they beneficially own 39,075,771 shares of Common Stock, which represented beneficial ownership of 16.5% calculated as of December 3, 2010 of the outstanding Common Stock. The Stockholders represent and warrant that, as of the date hereof, there has been no change in such beneficial ownership (other than as a result in changes in number of shares of Common Stock outstanding) and that there is no material information that would be required to be reported in an amendment to the Schedule 13D to which the February 25 Amendment relates (such Schedule 13D, as amended by the February 25 Amendment and prior amendments thereto, the “Pershing Square 13D”) that has not been reported on a Schedule 13D/A filed with the Securities and Exchange Commission and publicly available on the Securities and Exchange Commission’s EDGAR database prior to August 19, 2011.

4.	The Company acknowledges that the Stockholders intend to acquire a Synthetic Long Position such that, after effecting such Synthetic Long Position, the Stockholders would have, in aggregate, economic exposure (together with shares of Common Stock beneficially owned by the Stockholders) to the equivalent of up to 26.1% of the shares of Common Stock outstanding. In furtherance of the foregoing, the Stockholders shall not, directly or indirectly, without the prior written consent of the Company, (a) acquire or agree to acquire beneficial ownership of an amount of Common Stock such that following such acquisition the Stockholders would collectively beneficially own in excess of 16.5% of the shares of Common Stock then outstanding or (b) enter into any Synthetic Long Position such that, after effecting such Synthetic Long Position, the Stockholders would have, in aggregate, economic exposure (together with shares of Common Stock beneficially owned by the Stockholders) to the Common Stock in excess of the equivalent of 26.1% of the shares of Common Stock outstanding. The Stockholders shall not, in connection with the exercise or conversion of any Synthetic Long Position, take delivery of beneficial ownership of Common Stock or enter into open-market purchases of Common Stock concurrent with such exercise or conversion. Any renewal, re-entry, extension or elongation of a Synthetic Long Position by the Stockholders that is in compliance with the ownership limitations set forth in the second sentence of this paragraph 4 shall be permitted by this Agreement and, subject to the Company’s legitimate business interests and provided that doing so shall not require the Company to pay any material amounts of money or breach any contract to which the Company is a party or violate any applicable law, the Company shall cooperate and use its commercially reasonable efforts to facilitate such renewal, re-entry, extension or conversion. .

5.	If, as of the relevant record date with respect to any meeting of the Company’s stockholders, the Stockholders possess the power to vote (or direct the voting of) shares of Common Stock numbering more than the number of shares of Common Stock equal to the Applicable Share Number, the Stockholders will cause that number of shares of Common Stock as to which the Stockholders possess the power to vote (or direct the voting of) in excess of the Applicable Share Number to be present for quorum purposes and to be voted at such meeting of the Company’s stockholders as follows: at the sole option of the Stockholders, either (a) as recommended by the Company’s Board of Directors (the “Board”) in respect of each matter, resolution, action or proposal that is submitted to the stockholders of the Company at such meeting or (b) in direct proportion to the manner in which all stockholders of the Company (other than the Stockholders and Vornado Realty Trust and its controlled affiliates) vote for, against, withhold or otherwise in respect of each matter, resolution, action or proposal that is submitted to the stockholders of the Company at such meeting. To the extent that a vote in accordance with the foregoing results in a loss or waiver of a Stockholder’s appraisal rights under Section 262 of the Delaware General Corporation Law, the Company will provide such Stockholder’s with such lost or waived appraisal rights. The “Applicable Share Number” as of a particular record date means the number of shares of Common Stock equal to the lesser of (a) 16.5% of the shares of Common Stock outstanding as of such record date (the “Base Share Number”) and (b) the greater of (i) 15% of the shares of Common Stock outstanding as of such record date and (ii) the Base Share Number minus the aggregate number of shares of Common Stock of which the Stockholders have acquired economic exposure through a Synthetic Long Position during the period from and including the date of this Agreement through and including such record date and which the Stockholders continue to hold economic exposure to through a Synthetic Long Position as of such record date. The Applicable Share Number shall be equitably adjusted to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or similar change with respect to the Common Stock. Other than through communications or other actions that seek to influence holders of Common Stock generally, the Stockholders shall not control or exert influence over or seek to control or exert influence over the voting of any shares of Common Stock as to which a counterparty to any Synthetic Long Position of the Stockholders (any such counterparty, an “SLP Counterparty”) possesses power to vote or direct the voting (any such shares of Common Stock, “Subject Shares”) and shall not acquire or establish any Synthetic Long Position unless such Synthetic Long Position is governed by a written agreement between the Stockholders and the SLP Counterparty providing that the Stockholders have no right, and are not permitted, to control or exert influence over (other than through communications or other actions that seek to influence holders of Common Stock generally) the voting of any related Subject Shares. In connection with any Synthetic Long Position, the Stockholders shall deliver to the Company a copy of the portions of any written agreement with the applicable SLP Counterparty that include the provisions described in the immediately-preceding sentence and, prior to acquiring or establishing or agreeing to acquire or establish such Synthetic Long Position, shall inform the SLP Counterparty of the Stockholders’ obligations under this Agreement.

6.	The Stockholders agree not to, directly or indirectly, Transfer to any Person (together with such Person’s controlled affiliates) in a transaction or series of transactions beneficial ownership of any shares of Common Stock or any Synthetic Long Position if, immediately following such Transfer, such Person (together with such Person’s controlled affiliates) would, to the Stockholders’ knowledge after reasonable inquiry (or, in the case of a Transfer effected as an open-market brokerage transaction, to the Stockholders’ actual knowledge without regard to inquiry), have, in aggregate, economic exposure (together with shares of Common Stock beneficially owned by such Person) to the equivalent of 10% or more of the then-outstanding shares of Common Stock. If a tender or exchange offer for securities representing 19.9% or more of the voting power of the outstanding securities of the Company is launched or commenced by a party other than the Company, the Stockholders or Vornado Realty Trust and its controlled affiliates, then, (a) unless prior to the 11th business day (as defined in Rule 14a-1 under the Exchange Act) after the date on which such tender or exchange offer has commenced (as such term is used in Rule 14d-2(a) under the Exchange Act), the Company has theretofore disclosed that it recommends rejection of such tender or exchange offer or (b) in the event the Company has disclosed that it recommends rejection of such tender or exchange offer, it subsequently discloses that it has changed such recommendation to reject such tender offer, in either of cases (a) or (b), the Stockholders may tender Common Stock into such tender or exchange offer notwithstanding the immediately-preceding sentence.

7.	If William A. Ackman ceases to be a member of the Board, the Stockholders shall be entitled to designate another individual who is reasonably acceptable to the Board and the Corporate Governance Committee of the Board (a “Successor Designee”) to serve as a director of the Company in place of William A. Ackman. If William A. Ackman or a Successor Designee is an incumbent director whose term would expire in connection with the next annual meeting of stockholders of the Company (such a director, a “Designated Incumbent”), the Stockholders shall be entitled to designate William A. Ackman or a Successor Designee, as applicable, for renomination or nomination for election to the Board at such meeting to succeed the Designated Incumbent (it being understood that such successor may be the same individual as the Designated Incumbent). If, by the 20th day prior to the record date for the annual meeting, the Company shall not have nominated William A. Ackman or a Successor Designee identified to the Company by the Stockholders for election to the Board, the Company will provide the Stockholders a period of 45 days prior to the record date for the annual meeting during which 45-day period the Stockholders may effect nominations to the Board pursuant to the provisions of the Company’s bylaws (other than with respect to the time period for submitting such nominations) and the Company shall take all actions necessary (including, for the avoidance of doubt, amendment of its bylaws or changing the applicable meeting date) to permit the Stockholders to effect such nominations.

8.	As used in this Agreement, (a) the term “Person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure, (b) the term “affiliate” shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (c) the term “Common Stock” shall mean the shares of Common Stock of 50¢ par value of the Company, (d) the terms “beneficially own” and “beneficial ownership” shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act (as such rule is in effect on the date of this Agreement), except that in calculating the beneficial ownership of any particular person (as that term is used in Section 13(d)(3) of the Exchange Act), such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only after the passage of time; (e) the term “Synthetic Long Position” shall have the meanings ascribed to such terms in the Rights Agreement, as in effect on the date of this Agreement, (f) the term “group” shall have the meaning ascribed to such term as used in Rule 13d-5 under the Exchange Act, and (g) the term “Transfer” means with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the beneficial ownership thereof, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing, and as a verb, “Transfer” shall have a correlative meaning; provided, that a pledge, hypothecation, encumbrance or similar disposition shall not be deemed a Transfer if it is in the ordinary course. Based on the information disclosed in the Pershing Square 13D, the Company shall not assert that the Stockholders and Vornado Realty Trust and its controlled affiliates constitute a group.

9.	If, at any time, the Stockholders cease to have economic exposure through Synthetic Long Positions (together with shares of Common Stock beneficially owned by the Stockholders), in the aggregate, to the equivalent of at least 10% of the Company’s then-outstanding Common Stock, then, upon receipt by the Company of notice thereof, the application of paragraphs 4 through 7 of this Agreement shall be automatically suspended (provided that, at the time of such receipt, the Stockholders do not have economic exposure through Synthetic Long Positions (together with shares of Common Stock beneficially owned by the Stockholders), in the aggregate, to the equivalent of 10% or more of the Company’s then-outstanding Common Stock) and, once so suspended, shall remain suspended until the Stockholders’ economic exposure through Synthetic Long Positions (together with shares of Common Stock beneficially owned by the Stockholders), in the aggregate, once again equals or exceeds the equivalent of 10% of the Company’s then-outstanding Common Stock (at which point, paragraphs 4 through 7 of this Agreement shall again become applicable). If any such suspension continues without interruption for a period of 365 consecutive days (counting the day of the commencement of such suspension as the first of such 365 consecutive days), then this Agreement shall terminate at 12:00 midnight, Eastern time, at the beginning of the day immediately following such 365-consecutive-day period, and shall be of no further force or effect. This Agreement shall terminate if none of the Stockholders is required to report beneficial ownership of Common Stock on Schedule 13D or Schedule 13G (or any comparable or successor report) under the Exchange Act.

10.	If, during any period when the application of paragraph 4 is not suspended, the Company fails to nominate William A. Ackman or a Successor Designee for election to the Board in accordance with paragraph 7 of this Agreement or to cause such individual to be elected to the Board, then, in addition to all other remedies available to Pershing Square and the Stockholders at law and in equity (including under paragraph 12), this Agreement shall terminate on the date of such failure, and shall be of no further force or effect, except that the provisions of paragraphs 7 and 9 through 16 of this Agreement, and any related definitions, shall survive such termination.

11.	No party shall take any action that is a scheme or device to evade its obligations under this Agreement, and Pershing Square shall cause the Stockholders (a) not to take any such action and (b) to comply with all obligations of the Stockholders under this Agreement.

12.	The Company and each Stockholder acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, the each party will be entitled to seek injunctive and other equitable relief, without proof of actual damages, that each party will not plead in defense thereto that there would be an adequate remedy at law, and that each party agrees to waive any applicable right or requirement that a bond be posted by the other party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

13.	All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be in writing and will be deemed validly given, made or served when delivered by overnight courier as follows:

If to the Company:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024
Attn:   Janet Dhillon,
           Executive Vice President, General Counsel and Secretary
Phone: (972) 431-1916

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, IL 60606-1720
Attn:   Charles W. Mulaney, Jr.
           Peter C. Krupp
Phone: (312) 407-0700

If to the Stockholders:

Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10022
Attention: Roy Katzovicz
Phone: (212) 813-3700

With copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn: Stephen Fraidin
Phone: (212) 446-4840
14.	This Agreement may be executed by the parties hereto in separate counterparts (including by means of electronic transmission), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

15.	This Agreement and any controversy arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Each of the Stockholders and the Company (a) irrevocably and unconditionally consents to the exclusive personal jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction and venue by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and (d) irrevocably waives the right to trial by jury.

16.	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto.
[Execution page follows.]

     If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us.

Very truly yours, J. C. PENNEY COMPANY, INC.
By:	/s/ Michael Dastugue
Michael Dastugue
Executive Vice President Chief Financial Officer

Acknowledged and agreed to as of
the date first written above:

PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Managing Member

Exhibit A
Form of Rights Agreement Amendment

EXECUTION COPY
AMENDMENT NO. 1 TO
STOCKHOLDER PROTECTION RIGHTS AGREEMENT
     This Amendment No. 1 to Stockholder Protection Rights Agreement (this “Amendment”) is dated as of August 19, 2011 (the “Effective Date”) and amends the Stockholder Protection Rights Agreement, dated as of October 15, 2010 (the “Rights Agreement”), between J. C. Penney Company, Inc., a Delaware corporation (the “Company”) and Mellon Investor Services, LLC (operating with the service name BNY Mellon Shareowner Services), a New Jersey limited liability company, as Rights Agent (the “Rights Agent”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Rights Agreement.
     WHEREAS, on August 19, 2011, the Board of Directors of the Company determined it is in the best interests of the Company and its stockholders to amend the Rights Agreement on the terms set forth herein;
     WHEREAS, in accordance with Section 5.4 of the Rights Agreement, prior to the Separation Time, the Company and the Rights Agent may from time to time supplement or amend this Agreement without the approval of any holders of Rights;
     WHEREAS, the Rights Agent is hereby directed to join in this Amendment; and
     WHEREAS, an officer of the Company has delivered to the Rights Agent a certificate as to the compliance of this Amendment with the terms of Section 5.4 of the Rights Agreement.
     NOW, THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:
1. Amendment of the Rights Agreement.
     (a) Section 1.1 of the Rights Agreement is hereby amended by inserting the following sentence into the paragraph defining the term “Acquiring Person” immediately after the last sentence of such paragraph:
Notwithstanding anything to the contrary in this Agreement, the term “Acquiring Person” shall not include the Pershing Square Stockholders to the extent that such inclusion would result solely from the Pershing Square Stockholders becoming the Beneficial Owner of shares of Common Stock from and after effectiveness of, prior to the termination of and as expressly permitted by the Pershing Square Stockholder Agreement, and continuing to Beneficially Own such shares of Common Stock, so long as such Beneficial Ownership is permitted under the Pershing Square Stockholder Agreement.

     (b) Section 1.1 of the Rights Agreement is hereby amended by inserting the following paragraphs immediately following the paragraph defining the term “Payment Time” and immediately before the paragraph defining the term “Person”:
     “Pershing Square Stockholder” shall mean the Stockholders, as such term is defined in the Pershing Square Stockholder Agreement.
     “Pershing Square Stockholder Agreement” shall mean the letter agreement, dated August 19, 2011, between the Company, on the one hand, and Pershing Square Capital Management, L.P., in its capacity as investment advisor to certain funds and on behalf of its controlled affiliates, on the other hand, as amended, restated, supplemented, modified or otherwise changed from time to time.
2. No Other Amendment; Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Rights Agreement and the exhibits thereto shall remain in full force and effect in all respects without any modification. This Amendment shall be deemed an amendment to the Rights Agreement and shall become effective on the Effective Date. In the event of a conflict or inconsistency between this Amendment and the Rights Agreement and the exhibits thereto, the provisions of this Amendment shall govern.
3. Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile and .pdf) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
4. Severability. If any term, provision, covenant or restriction hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term, covenant, restriction or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms, covenants, restrictions and provisions hereof or the application of such term, covenant, restriction or provision to circumstances other than those as to which it is held invalid or unenforceable.
5. Descriptive Headings. Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
6. Further Assurances. Each of the parties to this Amendment shall cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Amendment, the Rights Agreement and the transactions contemplated hereunder and thereunder.
7. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the

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rights, duties, obligations and liabilities of the Rights Agent shall be governed and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.
[Remainder of Page Intentionally Left Blank]

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     IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Stockholder Protection Rights Agreement as of the date first above written.

J. C. PENNEY COMPANY, INC.
By:
Name:
Title:

MELLON INVESTOR SERVICES, LLC
By:
Name:
Title: